Filed by ReNew Energy Global Limited

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: RMG Acquisition Corporation II

Commission File No. 001-39776

Investors Should Get Charged Up About Cash Machine ReNew Power

IPO Edge/Yahoo Finance

April 1, 2021

•	India’s largest pure-play renewable energy company merging with RMG Acquisition Corporation II

•	ReNew commands remarkable 83% Ebitda margin and expanding

•	Expects annualized Ebitda growth of 30.7% from 2021 to 2025

•	Goldman Sachs Group, Inc. owns 49% and will keep large stake after deal closes

•	Chairman Sumant Sinha founded ReNew in 2011, will remain at the helm

•	Leadership includes top talent from petrochemical industry

•	ReNew generates 1% of India’s power, mitigates half a per cent of carbon emissions annually

•	Valued at $8 billion, or just 9.7 times 2022 Ebitda, well below peers

•	Balanced mix of roughly half wind and half solar power sources

•	Strong ESG credentials should attract investors building green portfolios

•	Chamath Palihapitiya is taking part in the company’s $855 million PIPE

The market has become littered with profitless SPAC companies chasing big dreams. But with ReNew Power, investors have a rare opportunity to make a pure play bet on India’s clean energy – which happens to be a cash machine.

The company, which is 49% owned by Goldman Sachs Group, Inc., is going public through a merger with RMG Acquisition Corp II (NASDAQ: RMGB), a special purpose acquisition company or SPAC that raised cash to find a target. Investors who buy RMGB shares now will see them automatically convert to shares of ReNew once the deal formally closes.

There’s good reason to take a look at the shares now while the price is right. ReNew was founded in 2011 by Chairman Sumant Sinha – a businessman known as a pioneer of clean energy in India. The country has become dedicated to fighting pollution and carbon emissions, putting ReNew in a position to thrive for many years to come.

Already, the company generates 1% of India’s power and helps mitigate half a percent of carbon emissions annually. Those are impressive figures that are likely to improve even further over time.

India has plenty of reason to embrace renewable energy beyond environmental reasons. ReNew’s energy is actually 30% cheaper than the country’s legacy power source – coal.

That price advantage should underpin steady growth for the foreseeable future. Electricity generation across India is expected to double over the next decade, according to the Ministry of Power.

One surprising aspect of the Indian power system is that makes renewable energy work is that the country essentially runs on a single grid. That makes it much easier to move power across the vast landscape without so-called intermittency issues that plague even the most developed countries like the U.S.

Another important part of the business model is long-term contracting. Some 93% of ReNew’s contracts are 20 to 25 years in duration.

What’s more, the company has some of the most dependable counterparties investors could ask for. Central government agencies account for about 50% of offtakers, with the balance a mix of state level buyers.

ReNew’s scale also brings advantages. When purchasing equipment like solar panels and windmills, large orders translate to negotiating power with OEMs around the world.

The Indian market also looks well insulated from foreign competition. Masayoshi Son’s SoftBank, for example, tried to enter the market but ultimately ended in failure.

All this translates to a very impressive financial outlook. The company boasts 83% Ebitda margins which, believe it or not, are expected to rise even further in the next few years.

Profits are also set to rise at a steady pace. Ebitda is expected to grow at a 30.7% annualized clip between 2021 and 2025 – far faster than most comparable companies around the world.

Perhaps best of all, the stock is cheap. At about $10 a share, the company has an implied enterprise value of 9.7 times 2022 Ebitda. Denmark’s Orsted A/S, meanwhile, trades at 20 times while Canada’s Brookfield Renewable Partners LP trades at 24 times, according to Sentieo, an AI-enabled research platform.

Investors should not overlook the company’s strong ESG credentials, which include commitments not only to the environment but also social and governance standards. That is likely to attract the attention of big institutions that care about both ESG and growth.

Importantly, many such investors aren’t allowed to purchase SPAC companies until deals have formally closed. That could translate to very strong demand for the shares after the transaction is consummated sometime in the second quarter.

An added bonus: SPAC proselytizer Chamath Palihapitiya is taking part in the company’s $855 million PIPE. While Mr. Palihapitiya won’t be involved in day-to-day operations, it can only help to have him onboard to lend advice.

These days, many investors have grown tired of moonshot SPAC deals tied to risky, unproven companies – some of which may simply not be around in a few years. But with ReNew Power’s big, dependable profits, the future looks very bright indeed.

Contact:

John Jannarone, Editor-in-Chief

editor@IPO-Edge.com

www.IPO-Edge.com

Editor@IPO-Edge.com

Twitter: @IPOEdge

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Forward Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between ReNew Power Private Limited (“ReNew”), ReNew Energy Global Limited (“PubCo”) and RMG Acquisition Corporation II (“RMG II”), including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the services offered by ReNew and the markets in which it operates, and ReNew’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of RMG II’s securities, (ii) the risk that the transaction may not be completed by RMG II’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by RMG II, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the agreement and plan of merger by the shareholders of RMG II and ReNew, the satisfaction of the minimum trust account amount following redemptions by RMG II’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the agreement and plan of merger, (vi) the effect of the announcement or pendency of the transaction on ReNew’s business relationships, performance, and business generally, (vii) risks that the proposed transaction disrupts current plans of ReNew or diverts management’s attention from ReNew’s ongoing business operations and potential difficulties in ReNew employee retention as a result of the proposed transaction, (viii) the outcome of any legal proceedings that may be instituted against ReNew, RMG II or their respective directors or officers related to the agreement and plan of merger or the proposed transaction, (ix) the amount of the costs, fees, expenses and other charges related to the proposed transaction, (x) the ability to maintain the listing of RMG II’s securities on The Nasdaq Stock Market LLC, (xi) the price of RMG II’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which ReNew plans to operate, variations in performance across competitors, changes in laws and regulations affecting ReNew’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, including the conversion of pre-orders into binding orders, (xiii) the ability of RMG II to issue equity or equity-linked securities in connection with the transaction or in the future, (xiv) the risk of downturns in the renewable energy industry and (xv) the impact of the global COVID-19 pandemic on any of the foregoing. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of PubCo’s registration statement on Form F-4, the proxy statement/consent solicitation statement/prospectus discussed below, RMG II’s Quarterly Report on Form 10-Q and other documents filed by PubCo or RMG II from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and PubCo and RMG II assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither ReNew nor RMG II gives any assurance that either ReNew or RMG II will achieve its expectations. The inclusion of any statement in this communication does not constitute an admission by ReNew or RMG II or any other person that the events or circumstances described in such statement are material.

Important Information and Where to Find It

This document relates to a proposed transaction between ReNew and RMG II. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. PubCo intends to file a registration statement on Form F-4 that will include a proxy statement of RMG II, a consent solicitation statement of PubCo and a prospectus of PubCo. The proxy statement/consent solicitation statement/prospectus will be sent to all RMG II and PubCo shareholders. RMG II also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of RMG II and PubCo are urged to read the registration statement, the proxy statement/consent solicitation statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the proxy statement/consent solicitation statement/prospectus and all other relevant documents filed or that will be filed with the SEC by RMG II through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by RMG II may be obtained free of charge from RMG II’s website at www.rmgacquisition.com or by written request to RMG II at RMG Acquisition Corporation II, 50 West Street, Suite 40C, New York, New York 10006.

Participants in the Solicitation

RMG II, PubCo and ReNew and their respective directors and officers may be deemed to be participants in the solicitation of proxies from RMG II’s shareholders in connection with the proposed transaction. Information about RMG II’s directors and executive officers and their ownership of RMG II’s securities is set forth in RMG II’s filings with the SEC, including RMG II’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020, which was filed with the SEC on January 25, 2021. To the extent that holdings of RMG II’s securities have changed since the amounts printed in RMG II’s proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/consent solicitation statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.